Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RESULTS OF ANNUAL MEETING
AND REVERSE SHARE SPLIT CONFIRMATION

Tel Aviv, Israel, August 14, 2014, Elbit Imaging Ltd. (“EI” or “Company”) (NASDAQ GSM: EMITF) announced today that at its annual general meeting of shareholders held today, the Company's shareholders approved all of the proposals on the agenda, including authorization to effect a reverse share split.

Accordingly, the previously announced one-for-twenty reverse split of the Company's ordinary shares will become effective at 5:00 p.m. (New York time) on Thursday, August 21, 2014, such that the shares will start trading on a reverse split-adjusted basis upon the open of trading on the NASDAQ Global Select Market on Friday, August 22, 2014 and upon the open of trading on the Tel Aviv Stock Exchange on Sunday, August 24, 2014.

The reverse share split is intended to increase the per share trading price of the Company's ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Global Select Market. As a result of the reverse stock split, every 20 ordinary shares issued and outstanding at the effective time will automatically be combined into one issued and outstanding ordinary share. In lieu of issuing fractional shares, any fractional share that would have resulted from the reverse share split will be rounded up or down to the nearest whole share and a half-share will be rounded up.

Pursuant to the approval of the Company's shareholders, on August 21, 2014 the Company's Memorandum and Articles of Association will be amended to reduce the Company's authorized share capital from 700,000,000 ordinary shares, no par value, to 35,000,000 ordinary shares, no par value.

Shareholders who hold their shares in brokerage accounts or "street name" will not be required to take any action to effect the exchange of their shares.  Holders of share certificates will receive instructions from the company's transfer agent, American Stock Transfer & Trust Company, LLC, regarding the process for exchanging their share certificates.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
ron@elbitimaging.com